UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BioScrip, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

09069N108

(CUSIP Number)

Monica J. Shilling

Proskauer Rose LLP

2049 Century Park East, Suite 3200

Los Angeles, California 90067

Tel: (310) 557-2900

Fax: (310) 557-2193

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09069N108

1.	Names of Reporting Persons ASSF IV AIV B Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,767,555 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,767,555 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,767,555 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 09069N108

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,236,957 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,236,957 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,236,957 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 09069N108

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,256,957 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,256,957 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,256,957 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 09069N108

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,256,957 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,256,957 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,256,957 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 09069N108

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,256,957 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,256,957 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,256,957 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 09069N108

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,256,957 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,256,957 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,256,957 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 09069N108

1.	Names of Reporting Persons Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,256,957 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,256,957 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,256,957 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 09069N108

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,256,957 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,256,957 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,256,957 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 09069N108

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,256,957 (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,256,957 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,256,957 (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

Item 1.                 Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”) of BioScrip, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1600 Broadway, Suite 950, Denver, Colorado 80202.

Item 2.               Identity and Background

(a) This statement is being filed jointly by (i) ASSF IV AIV B Holdings, L.P., (“ASSF IV”) (ii) ASSF Operating Manager IV, L.P. (“ASSF Operating Manager IV”), (iii) Ares Management LLC, (iv) Ares Management Holdings L.P. (“Ares Management Holdings”), (v) Ares Holdco LLC (“Ares Holdco”), (vi) Ares Holdings Inc. (“Ares Holdings”), (vii) Ares Management, L.P. (“Ares Management”), (viii) Ares Management GP LLC (“Ares Management GP”) and (ix) Ares Partners Holdco LLC (“Ares Partners”) (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of July 10, 2017, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal office of each of the Reporting Persons and the Board Members (as defined below) is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management and investing in securities.  The manager of ASSF IV is ASSF Operating Manager IV, and the general partner of ASSF Operating Manager IV is Ares Management LLC.  The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco.  The sole member of Ares Holdco is Ares Holdings, whose sole stockholder is Ares Management.  The general partner of Ares Management is Ares Management GP, and the sole member of Ares Management GP is Ares Partners.  Ares Partners is managed by a board of managers, which is composed of Michael Arougheti, R. Kipp deVeer, David Kaplan, Antony Ressler and Bennett Rosenthal (collectively, the “Board Members”). Decisions by Ares Partners’ board of managers generally are made by a majority of the Board Members, which majority, subject to certain conditions, must include Antony Ressler. The present principal occupation of each of the Board Members is as follows: Michael Arougheti, Director and President of Ares Management GP and Co-Founder of Ares Management; R. Kipp deVeer, Director and Partner of Ares Management GP; David Kaplan, Director and Partner of Ares Management GP and Co-Founder of Ares Management; Antony Ressler, Chairman and Chief Executive Officer of Ares Management GP and Co-Founder of Ares Management; Bennett Rosenthal, Director and Partner of Ares Management GP and Co-Founder of Ares Management.

Each of the Reporting Persons (other than ASSF IV, with respect to the shares held directly by it), and the Board Members and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock, as defined in Rule 13d-3.

(d) During the last five years, none of the Reporting Persons or the Board Members have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the Board Members have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware.  Each of the Board Members is a citizen of the United States.

Item 3.              Source and Amount of Funds or Other Consideration

The aggregate purchase price paid by ASSF IV with respect to the shares of Common Stock acquired pursuant to the Stock Purchase Agreement (as defined in Item 6 below) was $15,898,375.  The purchase of the shares of Common Stock was financed with cash on hand from contributions of partners of ASSF IV. ASSF IV acquired the Warrants (as defined in Item 6 below, and together with the Common Stock, the “Securities”) pursuant to the terms of the Notes Facilities (as defined in Item 6 below).  Pursuant to the terms of the Warrant Agreement, the Warrants in the aggregate entitle the holders thereof to purchase shares of Common Stock representing a percentage of Fully Diluted Common Stock (as defined in Item 6 below) at the time of any exercise of the Warrants.  The Warrants beneficially owned by the Reporting Persons entitle the holders thereof to purchase shares of Common Stock representing an aggregate of approximately 3.63% of Fully Diluted Common Stock at the time of exercise (4.4% of the Issuer’s outstanding Common Stock as of June 29, 2017 based on 127,441,893 shares of Common Stock outstanding as of June 29, 2017 (as reported by the Issuer to the Reporting Persons) plus the 5,877,607 shares of Common Stock issuable upon exercise of the Warrants benefically owned by the Reporting Persons as of June 29, 2017).  The aggregate purchase price paid by Ares Credit (as defined in Item 5 below) with respect to the shares of Common Stock that it holds was $28,150, and was financed with cash on hand from contributions of partners of Ares Credit.

Item 4.               Purpose of Transaction

The Securities reported on this Schedule 13D were acquired, and are currently held, for investment purposes. Pursuant to the terms of the Stock Purchase Agreement, for so long as Ares Management LLC or its affiliated funds or accounts (together, “Ares”) hold debt of the Issuer or any of the Issuer’s subsidiaries in an aggregate principal amount of at least $50 million, Ares shall have the right to appoint one non-voting board observer with respect to the Issuer’s board of directors (the “Board”), and such observer will have the right to (i) receive all information and materials provided to the members of the Board in their capacity as such, and (ii) attend all regularly scheduled meetings of the Board, with certain limitations as specified in the Stock Purchase Agreement (the “Board Observation Right”).

The Reporting Persons review on a continuing basis their investment in the Issuer.  Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open market purchases, privately negotiated agreements or otherwise, additional securities or assets of the Issuer or its subsidiaries, dispose of, or cause to be disposed, securities of the Issuer or its subsidiaries, enter into or unwind hedging or other derivative transactions with respect to securities of the Issuer or its subsidiaries, form joint ventures with the Issuer or its subsidiaries, pledge their interest in securities of the Issuer or its subsidiaries as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer, its subsidiaries or any of their respective securities or assets, in light of the Reporting Persons’ investment mandates and the general investment and trading policies of the Reporting Persons, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions or other factors.  In addition, the Reporting Persons and their representatives and advisers may communicate with the Board and management of the Issuer or its subsidiaries concerning the types of transactions disclosed in this paragraph, including but not limited to the acquisition of equity securities of, or assets from, the Issuer or its subsidiaries. In addition, the Reporting Persons may exercise any and all of their rights in a manner consistent with their direct and indirect equity interests, contractual rights and restrictions and other duties, if any.  If the Reporting Persons were to acquire additional equity of the Issuer, the Reporting Persons’ ability to influence the management, the Board or the policies of the Issuer may increase.  In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with each other, the Board and with other security holders, industry participants and other interested parties concerning the Issuer.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, none of the Reporting Persons presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5.                Interest in Securities of the Issuer

(a)         Aggregate number and percentage of securities.

As of the date that this Schedule 13D is filed, ASSF IV directly holds 6,359,350 shares of Common Stock and Warrants that are exercisable as of July 7, 2017 for 4,408,205 shares of Common Stock (based on the Fully Diluted Common Stock reported by the Issuer to the Reporting Persons as of June 29, 2017). As of the date that this Schedule 13D is filed, an account managed by ASSF Operating Manager IV directly holds Warrants that are exercisable as of July 7, 2017 for 1,469,402 shares of Common Stock (based on the Fully Diluted Commmon Stock reported by the Issuer to the Reporting Persons as of June 29, 2017), and Ares Credit Hedge Fund L.P. (“Ares Credit”), which is indirectly managed by Ares Management LLC, directly holds 20,000 shares of Common Stock. The Reporting Persons, as a result of the relationships described in Item 2 may be deemed to directly or indirectly beneficially own the shares of Common Stock, and the shares of Common Stock underlying Warrants, held by ASSF IV, Ares Credit, and the managed account, which are reported on the cover pages to this Schedule 13D for such Reporting Persons, as applicable.  See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

Pursuant to Rule 13d-3(d)(1)(i) under the Securities Act of 1934, the beneficial ownership disclosed on the cover pages of this Schedule 13D includes shares of Common Stock that currently may be issued upon the exercise of the Warrants described above. The number of shares of Common Stock that may be acquired upon exercise of the Warrants is disclosed based on the Fully Diluted Common Stock of the Issuer outstanding as of June 29, 2017 (as reported by the Issuer to the Reporting Persons and as described in more detail in Item 6 below). The applicable ownership percentages reported in this Schedule 13D are based on (i) 127,441,893 shares of Common Stock outstanding as of June 29, 2017 (as reported by the Issuer to the Reporting Persons) plus the 5,877,607 shares of Common Stock issuable upon exercise of the Warrants benefically owned by the Reporting Persons as of June 29, 2017 and (ii) Fully Diluted Common Stock reported by the Issuer to Reporting Persons as of June 29, 2017.

(b)         Power to vote and dispose. See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition. The beneficial ownership disclosed on the cover pages of this Schedule 13D includes shares of Common Stock that may be issued upon the exercise of the Warrants as of June 29, 2017, as described in Item 5(a) above.

(c)          Transactions within the past 60 days.  Except for the information set forth herein, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.  On July 7, 2017, ASSF IV transferred Warrants exercisable for 1,469,402 shares of Common Stock as of July 7, 2017 (based on the Fully Diluted Common Stock reported by the Issuer to the Reporting Persons as of June 29, 2017) to one of its managed accounts, pursuant to the terms of the form of assignment agreement attached as Exhibit A to the Warrant Agreement and in connection with the sale of Second Lien Notes (as defined in Item 6 below) in an aggregate principal amount of $18,181,818.

(d)         Certain rights of other persons.  Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e)          Date ceased to be a 5% owner. Not applicable.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Purchase Agreements

On June 29, 2017 (the “Closing Date”), ASSF IV and another fund managed indirectly by Ares Management (together, the “Funds”) entered into (i) a first lien note purchase agreement (the “First Lien Note Facility”), among the Issuer, the note purchasers from time to time party to the agreement (the “First Lien Note Purchasers”), and Wells Fargo Bank, National Association, in its capacity as collateral agent for itself and the First Lien Note Purchasers, pursuant to which the Funds acquired first lien senior secured notes of the Issuer and (ii) a second lien note purchase agreement (the “Second Lien Note Facility” and, together with the First Lien Note Facility, the “Notes Facilities”) among the Issuer, the note purchasers from time to time party to the agreement (the “Second Lien Note Purchasers”), and Wells Fargo Bank, National Association, in its capacity as collateral agent for itself and the Second Lien Note Purchasers, pursuant to which the Funds (a) acquired second lien senior secured notes of the Issuer and (b) the Issuer has the ability to draw upon the Second Lien Note Facility and issue second lien delayed draw senior secured notes (the “Second Lien Notes”) in an aggregate initial principal amount of $10 million for a period of 18 months after the Closing Date, subject to certain terms and conditions.

Warrants Purchase Agreement

In connection with the Second Lien Note Facility, on June 29, 2017 ASSF IV acquired warrants of the Issuer (the “Warrants”) pursuant to a Warrant Purchase Agreement dated as of June 29, 2017 (the “Warrant Purchase Agreement”). The Warrants entitle the holders of the Warrants in the aggregate to purchase shares of the Issuer’s Common Stock, representing at the time of any exercise of the Warrants a percentage of Fully Diluted Common Stock (as defined in the Warrant Agreement governing the Warrants, dated as of June 29, 2017 (the “Warrant Agreement”)) outstanding on the date of any exercise of the Warrants, subject to the terms of the Warrant Agreement; provided, however, the Warrants may not be converted to the extent that, after giving effect to such conversion, the Warrant holders would beneficially own, in the aggregate, in excess of (i) 19.99% of the shares of Common Stock outstanding as of the Closing Date minus (ii) the shares of Common Stock that will be sold pursuant to the Private Placement described below (the “Conversion Cap”). The Conversion Cap will not apply to the Warrants if the Issuer obtains the approval of its stockholders for the removal of the Conversion Cap, which the Issuer is required to take certain steps to attempt to obtain, subject to the terms of the Warrant Agreement.  ASSF IV acquired Warrants that are exercisable as of June 29, 2017 for 5,877,607 shares of Common Stock, or approximately 3.63% of the Fully Diluted Common Stock (4.4% of the Issuer’s outstanding Common Stock as of June 29, 2017 based on 127,441,893 shares of Common Stock outstanding as of June 29, 2017 (as reported by the Issuer to the Reporting Persons) plus the 5,877,607 shares of Common Stock issuable upon exercise of the Warrants benefically owned by the Reporting Persons as of June 29, 2017).  On July 7, 2017, ASSF IV transferred Warrants exercisable for 1,469,402 shares of Common Stock as of July 7, 2017 to one of its managed accounts, pursuant to the terms of the form of assignment agreement attached as Exhibit A to the Warrant Agreement and in connection with the sale of Second Lien Notes in an aggregate principal amount of $18,181,818.

The Warrants have a 10 year term and an initial exercise price of $2.00 per share, and may be exercised by payment of the exercise price in cash or surrender of shares of Common Stock into which the Warrants are being converted in an aggregate amount sufficient to pay the exercise price.  The exercise price and the number of shares that may be acquired upon exercise of the Warrants is subject to adjustments in certain situations, including price based anti-dilution protection whereby, subject to certain exceptions, if the Issuer later issues Common Stock or certain Common Stock Equivalents (as defined in the Warrant Agreement) at a price less than either the then current market price per share or exercise price of the Warrant, then the exercise price will be decreased and the percentage of shares of Common Stock issuable upon exercise of the Warrants will remain the same, giving effect to such issuance. Additionally, the Warrants have standard anti-dilution protections if the Issuer effects a stock split, subdivision, reclassification or combination of its Common Stock or fixes a record date for the making of a dividend or distribution to stockholders of cash or certain assets. Upon the occurrence of certain business of the Issuer the Warrants will be converted into the right to acquire shares of stock or other securities or property (including cash) of the successor entity.

The foregoing description of the Warrants, the Warrant Agreement and the Warrant Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Purchase Agreement and the Warrant Agreement, copies of which are attached hereto as Exhibit 2 and Exhibit 3, respectively, and incorporated herein by reference.

Stock Purchase Agreement

In connection with the Note Facilities, on June 29, 2017, ASSF IV acquired 6,359,350 shares of the Issuer’s Common Stock pursuant to a stock purchase agreement (the “Stock Purchase Agreement”) at a price of $2.50 per share, for an aggregate purchase price of approximately $16 million.

The Stock Purchase Agreement contains the Board Observation Right, as well as customary representations, warranties and covenants, including covenants relating to, among other things, information rights, the Issuer’s financial reporting, tax matters, listing compliance under the NASDAQ Global Market, and use of proceeds.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, a copy of which is attached as hereto as Exhibit 1 and incorporated herein by reference.

Registration Rights Agreement

In connection with the Stock Purchase Agreement and the Warrant Purchase Agreement, on June 29, 2017 ASSF IV entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer and the other holders of the Warrants that will, among other things and subject to certain exceptions, require the Issuer, upon the request of the Stock Purchaser (as defined in the Registration Rights Agreement) and holders of the Warrants to register the resale of the shares of Common Stock acquired pursuant to the Stock Purchase Agreement and the shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Registration Rights Agreement, these registration rights will not become effective until twelve months after the Closing Date and the costs incurred in connection with such registrations will be borne by the Issuer.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached as hereto as Exhibit 4 and incorporated herein by reference.

Item 7.                 Material to be Filed as Exhibits

Exhibit 1

Stock Purchase Agreement, dated as of June 29, 2017, by and among the Issuer and the purchaser signatory thereto (incorporated by reference to Exhibit 10.6 to the current report on Form 8-K of the Issuer filed on June 29, 2017).

Exhibit 2

Warrant Purchase Agreement, dated as of June 29, 2017, by and among the Issuer and the subscribers signatory thereto (incorporated by reference to Exhibit 10.5 to the current report on Form 8-K of the Issuer filed on June 29, 2017).

Exhibit 3

Warrant Agreement, dated as of June 29, 2017, by and among the Issuer and the subscribers signatory thereto (incorporated by reference to Exhibit 4.1 to the current report on Form 8-K of the Issuer filed on June 29, 2017).

Exhibit 4

Registration Rights Agreement, dated as of June 29, 2017, by and among the Issuer and the other parties signatory thereto (incorporated by reference to Exhibit 4.2 to the current report on Form 8-K of the Issuer filed on June 29, 2017).

Exhibit 99.1	Joint Filing Agreement, dated as of July 10, 2017, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2017

ASSF IV AIV B HOLDINGS, L.P.

By:	ASSF Operating Manager IV, L.P.,
Its Manager

/s/ Christina Oh
By: Christina Oh
Its: Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/s/ Christina Oh
By: Christina Oh
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/ Christina Oh
By: Christina Oh
Its: Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its General Partner

/s/ Christina Oh
By: Christina Oh
Its: Authorized Signatory

ARES HOLDCO LLC

By:	ARES HOLDINGS, INC.,
Its sole member

/s/ Christina Oh
By: Christina Oh
Its: Authorized Signatory

ARES HOLDINGS INC.

/s/ Christina Oh
By: Christina Oh
Its: Authorized Signatory

ARES MANAGEMENT, L.P.

By:	ARES MANAGEMENT GP LLC
Its General Partner

/s/ Christina Oh
By: Christina Oh
Its: Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Christina Oh
By: Christina Oh
Its: Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Christina Oh
By: Christina Oh
Its: Authorized Signatory

EXHIBIT INDEX

Exhibit 1

Stock Purchase Agreement, dated as of June 29, 2017, by and among the Issuer and the purchaser signatory thereto (incorporated by reference to Exhibit 10.6 to the current report on Form 8-K of the Issuer filed on June 29, 2017).

Exhibit 2

Warrant Purchase Agreement, dated as of June 29, 2017, by and among the Issuer and the subscribers signatory thereto (incorporated by reference to Exhibit 10.5 to the current report on Form 8-K of the Issuer filed on June 29, 2017).

Exhibit 3

Warrant Agreement, dated as of June 29, 2017, by and among the Issuer and the subscribers signatory thereto (incorporated by reference to Exhibit 4.1 to the current report on Form 8-K of the Issuer filed on June 29, 2017).

Exhibit 4

Registration Rights Agreement, dated as of June 29, 2017, by and among the Issuer and the other parties signatory thereto (incorporated by reference to Exhibit 4.2 to the current report on Form 8-K of the Issuer filed on June 29, 2017).

Exhibit 99.1	Joint Filing Agreement, dated as of July 10, 2017, by and among the Reporting Persons.